ABCO Energy, Inc.

2505 N. Alvernon Way

Tucson, AZ 85712

October 19, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	ABCO Energy, Inc.
Registration Statement on Form S-1 (File No. 333-261536)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ABCO Energy, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-261536), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed on March 8, 2022.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company (CIK 0001300938).

Please send copies of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Larry Winters, Law Offices of John Wolcott, Esq., via email at larrywinters63@gmail.com. If you have any questions regarding this withdrawal or if you require any additional information, please contact Mr. Winters at (310) 429-2001.

Thank you for your assistance.

Sincerely,

ABCO Energy, Inc.

By: /s/David Shorey

David Shorey, Chief Executive Officer

Cc: Larry Winters,

Law Offices of John Wolcott, Esq.